SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 2)*


                       FORREST CITY FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    346504103
                                 (CUSIP Number)

                              Philip V. Oppenheimer
                              119 West 57th Street
                     New York, New York 10019 (212) 489-7527
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                  April 9, 1999
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

CUSIP No. 346504103                    13D                     Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     P. Oppenheimer Investment Partnership LP a Delaware Limited Partnership Tax ID #: 13-3450444


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         9,219

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         9,219

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,219

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.78%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 346504103                         SCHEDULE 13D AMENDED

Item 1. Security and Issuer.

     This statement relates to the Common Stock of Forrest City Financial Corporation (the "Issuer"). The Issuer's principal executive offices are located at 715 North Washington Street Forrest City, Arkansas 72335-7935

Item 2. Identity and Background.

(a) The name of the person filing this statement is P. Oppenheimer Investment Partnership L.P., a Delaware limited partnership (the "Partnership"). Oppvest, LLC, a Delaware limited liability corporation, is the general partner of the Partnership. Philip V. Oppenheimer and Mark H. Close are the managing members of Oppvest, LLC.

(b) The principal business address of the Partnership, Oppvest, Philip V. Oppenheimer and Mark H. Close is 119 West 57th Street, New York, New York 10019.

(c) The principal business of the Partnership is to purchase, sell, trade and invest in securities. The principal business of Oppvest, LLC is the furnishing of administrative support for the limited partnerships for which it is the general partner. The principal business of Philip V. Oppenheimer is to serve as President of Oppenheimer + Close, Inc., and act as managing member of Oppvest. The principal business of Mark H. Close is acting as a managing member of Oppvest and as an analyst for Oppenheimer + Close, Inc.

(d) During the last five years, none of the persons or entities listed in the response to Item 2 (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons or entities listed in the response to Item 2 (a) above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Philip V. Oppenheimer and Mark H. close are both citizens of the United States of America.


                                Page 3 of 5 Pages

CUSIP No. 346504103                 SCHEDULE 13D AMENDED

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable

Item 4. Purpose of the Transaction.

     The Partnership has sold 9,000 of its shares of the Common Stock of the Issuer in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Depending on market conditions and other factors that it may deem material, the Partnership may purchase additional shares of the Issuer's Common Stock or may dispose of all or a portion of the Issuer's Common Stock it now owns or may hereafter acquire.

Item 5. Interest in Securities of the Issuer.

(a) The Partnership owns 9,219 shares of the Issuer's Common Stock. Based upon 192,637 shares of the Issuer's Common Stock issued and outstanding, the Partnership's ownership represents 4.786 percent of the class. Philip V. Oppenheimer, Mark H. Close and Oppvest, LLC do not own any shares of the Issuer's Common Stock.

(b) This information is provided in items 7-10 of the Cover Page.

(c) The Partnership sold 9,000 shares of the Issuer's Common Stock on April 9, 1999 at a price (excluding commissions) of $25.00 per share. All of such shares were sold to the issuer.

(d) No person other than the Partnership has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock owned by the Partnership.

(e) Not applicable.



                                Page 4 of 5 Pages

CUSIP No.  346504103                        SCHEDULE 13D AMENDED


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to Be Filed as Exhibits.

Not applicable.



Signature

     After reasonable inquiry and to the best of my knowledge and belief, the Partnership certifies that the information set forth in this statement is true, complete and correct.


Date:  May __, 1999

                                        P. OPPENHEIMER INVESTMENT PARTNERSHIP LP



                                        By: OPPVEST, LLC, General Partner


                                            By: /s/ Mark Close
                                                --------------------------------
                                                Name:   Mark Close
                                                Title:  Managing Member

                                Page 5 of 5 Pages